Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

July 17, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hatteras Core Alternatives Institutional Fund, L.P.

(File Nos. 333-176639/ 811-21986)

Ladies and Gentlemen:

Filed herewith electronically via EDGAR is an amendment to the registration statement on Form N-2 (the “Registration Statement”) of Hatteras Core Alternatives Institutional Fund, L.P. (the “Registrant”). The Registration Statement is being filed pursuant to the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules thereunder. The purpose of this amendment is to incorporate comments received by SEC staff on July 10, 2013 and to include the current financial statements of the Registrant.

If the Registrant was an open-end investment management company, this amendment would be filed pursuant to Rule 485(b) of the Securities Act.

Questions and comments may be directed to the undersigned at (215) 988-2902.

Very truly yours,

/s/ John P. Foley
John P. Foley

cc: Joshua B. Deringer